

March 11, 2014

Via E-mail
George Gemayel
Chief Executive Officer
Greenkraft, Inc.
2530 S. Birch Street
Santa Ana, CA 92707

> **Re: Greenkraft, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 12, 2014**
> **File No. 333-193917**

Dear Mr. Gemayel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have outstanding comments related to a Form 8-K originally filed on December 10, 2013. Please note that all comments on the referenced Form 8-K and any subsequent amendments thereto will need to be fully resolved and, to the extent applicable, this Form S-1 will need to be revised to address such comments before we act on a request for acceleration of the effectiveness of this Form S-1. In this regard, please revise the disclosure on page 18 and the first risk factor on page 13 to include changes to conform with your disclosure in the Form 8-K.

2. Given the size of the equity line financing transaction, we note that the transaction appears to be a primary offering rather than an indirect primary offering. Please advise regarding your basis for determining that the equity line financing transaction is appropriately characterized as a transaction that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. For guidance, refer to Questions 139.12 through 139.24 of the Securities Act Sections Compliance and Disclosure Interpretations. Alternatively, please amend your registration statement to register no greater than one-third of your public float, excluding shares beneficially owned by your affiliates. To the extent that you need to amend the equity line agreement to do so, please withdraw your current registration statement and refile a new registration statement, along with the amended equity line agreement, which registers no greater than one-third of your public float, excluding shares beneficially owned by your affiliates.

3. Given the size of the equity line financing transaction, we note that you may need to file subsequent registration statements to register the shares of your common stock that Kodiak Capital Group, LLC may acquire pursuant to the equity line financing transaction. For purposes of Rule 415 of the Securities Act of 1933 and your eligibility to rely upon such rule, please note that we will treat as different transactions any registration statement that registers shares of your common stock for sale by Kodiak Capital Group, LLC after the later of (i) 60 days after the time that Kodiak Capital Group, LLC and its affiliates have resold substantially all of the shares registered for sale under the prior registration statement or (ii) six months after the effective date of the prior registration statement for Kodiak Capital Group, LLC and its affiliates. To the extent that a subsequent registration statement is filed prior to such timing, please note that we may conclude that such offerings are no longer indirect primary offerings eligible to be filed pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. Please confirm your understanding of the above guidance regarding subsequent registration statements related to this equity line financing transaction.

Forward-Looking Statements, page 1

4. Please refer to the first paragraph. Please either delete the references to the Private Securities Litigation Reform Act of 1995 or expand your disclosure to clarify that the safe harbor provided by the Private Securities Litigation Reform Act of 1995 does not apply to penny stock issuers like yourself. We also note the references in this paragraph to "drugs" and "human therapeutics" which are not applicable to your business and operations. Please revise as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Gregory R. Carney, Esq.
        Indeglia & Carney, LLP